Eclipsys Corporation

c/o Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eclipsys Corporation
Registration Statement on Form S-3 (File No. 333-92251)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Eclipsys Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Post-Effective Amendment, filed on August 27, 2010 (the “Post-Effective Amendment”), to the Company’s Registration Statement on Form S-3 (File No. 333-92251) (the “Registration Statement”).

The Post-Effective Amendment was filed to remove from registration any of the Company’s securities that remained unsold in accordance with an undertaking made by the Company in the Registration Statement. However, the securities covered by the Registration Statement had already been removed from registration pursuant to a post-effective amendment filed on January 26, 2006. Accordingly, the Post-Effective Amendment is not necessary.

The Company hereby confirms that no securities were sold pursuant to the Post-Effective Amendment.

Please send copies of the written order consenting to the withdrawal of the Post-Effective Amendment to William J. Davis, Vice President and Treasurer of the Company, at the above-mentioned address, facsimile number (312) 506-1208, with a copy to Gary Gerstman, Sidley Austin LLP, One South Dearborn, Chicago, Illinois 60603, facsimile number (312) 853-7036.

If you have any questions with respect to this matter, please contact Gary Gerstman of Sidley Austin LLP at (312) 853-2060.

Very Truly Yours,

ECLIPSYS CORPORATION

By:	/S/ WILLIAM J. DAVIS
Name:	William J. Davis
Title:	Vice President and Treasurer